UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Resignation of Mr. Mengnan Wang as Chief Financial Officer

On September 1, 2026, Mr. Mengnan Wang notified MDJM LTD (the “Company”) of his resignation as the Chief Financial Officer of the Company, effective September 1, 2026. Mr. Mengnan Wang advised the Company that his resignation was due to personal reasons and was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of Mr. Bo Wang as Chief Financial Officer

To fill the vacancy created by the resignation of Mr. Mengnan Wang, on September 1, 2026, the Nominating and Corporate Governance Committee of the board of directors (the “Board”) of the Company recommended, and the Board appointed, Mr. Bo Wang, a current director of the Company, to serve as the Company’s Chief Financial Officer, effective September 1, 2026. Mr. Bo Wang will continue to serve as a director of the Company.

Mr. Bo Wang has served as a director of the Company since November 2025. He is a certified public accountant in China and has more than ten years of experience in auditing, accounting and financial management. Mr. Bo Wang previously worked as an auditor at Arthur Andersen and served as financial controller at several international and Chinese companies. Since July 2013, he has served as a director of Spark Learning Limited, which provides continuing professional development training, educational consultancy, and educational collaboration and exchange programs between the United Kingdom and China. Mr. Bo Wang received his bachelor’s degree in accounting from Beijing Institute of Business, now known as Beijing Technology and Business University, in 1993.

Mr. Bo Wang will not receive any additional compensation in connection with his appointment as Chief Financial Officer.

There are no family relationships between Mr. Bo Wang and any director or executive officer of the Company. To the Company’s knowledge, there is no arrangement or understanding between Mr. Bo Wang and any other person pursuant to which he was appointed as Chief Financial Officer. There are no transactions involving Mr. Bo Wang that would be required to be disclosed pursuant to Item 7.B of Form 20-F.

Incorporation by Reference

This report of foreign private issuer on Form 6-K is hereby incorporated by reference into (i) the registration statement on Form F-3 of the Company (File No. 333-294010), as amended, and (ii) the registration statement on Form S-8 of the Company (File No. 333-278269), as amended, and into the prospectuses outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: September 2, 2026	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors